Exhibit 99.1

Jumei Enters into a Definitive Agreement for Going-Private Transaction
Jumei Investment Holding Limited Will Offer to Acquire ADSs of Jumei for $20.0 Per ADS and Class A Ordinary Shares of Jumei for $2.0 Per Class A Ordinary Share in Cash

BEIJING, China, February 25, 2020 — Jumei International Holding Limited (NYSE: JMEI) (“Jumei” or the “Company”), a fashion and lifestyle solutions provider in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Super ROI Global Holding Limited, a business company organized and existing under the laws of the British Virgin Islands (“Parent”), and Jumei Investment Holding Limited, an exempted company incorporated in the Cayman Islands and a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Parent and Purchaser will acquire all the outstanding class A ordinary shares of the Company, par value $0.00025 per share (each a “Class A Ordinary Share”) and American depositary share each representing ten Class A Ordinary Share (each an “ADS”), other than Class A Ordinary Shares and ADSs owned by Purchaser. Parent is ultimately wholly-owned by Mr. Leo Ou Chen (“Mr. Chen”), the founder, chairman of board of directors, chief executive officer and acting chief financial officer of the Company. Mr. Chen, Parent and Purchaser (collectively, the “Buyer Group”) currently beneficially holds 50,892,198 class B ordinary shares of the Company (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”), representing approximately 44.6% of the outstanding Shares and 88.9% of the total voting power represented by all outstanding Shares of the Company.

Under the terms of the Merger Agreement, Purchaser will promptly commence a tender offer (the “Offer”) to acquire all the outstanding Class A Ordinary Shares of the Company (including Class A Ordinary Shares represented by ADSs) not owned by Purchaser at a price of $2.0 per Share or $20.0 per ADS in cash, without interest and less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes (the “Offer Price”). The closing of the tender offer will be subject to several conditions, including (i) the tender by a number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that, together with any other Shares owned by Purchaser, constitutes at least 90% of the total voting power represented by the outstanding Shares, (ii) Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of a debt financing, cash on hand of Purchaser, Parent, the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to Purchaser and Parent, to pay the aggregate Offer Price (assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser are validly tendered and not properly withdrawn) and all fees and expenses expected to be incurred in connection with the Offer and (iii) other customary conditions.

After completion of the tender offer, Parent will acquire all remaining Shares not held by Purchaser through a “short-form” merger (the “Merger”) of Purchaser and the Company in which the Company will be the surviving company and will become a wholly-owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each Class A Ordinary Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive $2.0 in cash without interest, and each outstanding ADS, other than the ADSs representing the Excluded Shares, will be cancelled in exchange for the right to receive $20.0 in cash without interest and less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes (the “Merger Consideration”).

At the Effective Time, each (i) outstanding and vested option (each, a “Vested Option”) to purchase Class A Ordinary Shares under the Company’s share incentive plans will be cancelled, and each holder of a Vested Option will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $2.0 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option; (ii) each outstanding but unvested option to purchase Class A Ordinary Shares under the Company’s share incentive plans will be cancelled for no consideration; (iii) each outstanding and vested restricted share unit (each a “Vested RSU”) under the Company’s share incentive plans will be cancelled, and each holder of a Vested RSU will have the right to receive an amount in cash determined by multiplying (x) $2.0 by (y) the number of Class A Ordinary Shares underlying such Vested RSU; and (iv) each outstanding but unvested restricted share unit under the Company’s share incentive plans will be cancelled for no consideration.

The Offer Price and the Merger Consideration represents a premium of 14.7% to the closing price of the Company’s ADSs on January 10, 2020, the last trading day prior to the Company’s announcement of its receipt of the “going-private” proposal, and a premium of 29.3% to the closing price of the Company’s ADSs on February 24, 2020, the last trading day prior to the execution of the Merger Agreement.

The Buyer Group intends to fund the Offer and the Merger with debt financing, cash on hand of Purchaser, Parent, the Company and its subsidiaries, available lines of credit and other funds available to Purchaser and Parent. The Buyer Group has delivered a copy of an executed debt commitment letter to the Company pursuant to which Tiga Investments Pte. Ltd. will provide, subject to the terms and conditions set forth therein, an amount sufficient to fund in full the consummation of the Offer, the Merger and the other transactions related thereto.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement, the Offer and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors. Because the Merger is a “short-form” merger in accordance with section 233(7) of the Companies Law of the Cayman Islands, with the Company being the company surviving the Merger, the Merger does not require a shareholder vote or approval by special resolution of the Company’s shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company.

The Merger is currently expected to close in the second quarter of 2020. If completed, the Merger will result in the Company becoming a privately-owned company wholly owned directly by Parent, its ADSs will no longer be listed on the New York Stock Exchange, and the ADS program will be terminated.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee; Hogan Lovells is serving as U.S. legal counsel to the Special Committee; certain legal matters of Cayman Islands law with respect to the Merger are advised upon for the Special Committee by Harneys.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group; and Conyers Dill & Pearman is serving as Cayman legal counsel to the Buyer Group.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

The tender offer for the outstanding Class A Ordinary Shares and ADSs of the Company described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the tender offer. On the commencement date of the tender offer, a combined tender offer statement and Rule 13E-3 transaction statement under cover of Schedule TO, including an offer to purchase, letters of transmittal and related documents, will be filed with the SEC by Parent and Purchaser, a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 transaction statement will be filed with the SEC by the Company. The offer to purchase Class A Ordinary Shares and ADSs will only be made pursuant to the offer to purchase, the letters of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY AND IN THEIR ENTIRETY, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of the Company may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the exchange agent for the tender offer which will be named in the tender offer statement. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at http://ir.jumei.com/ or by directing a request to: Jumei International Holding Limited, 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China, Attn: Investor Relations, +86 10-56766999 or ir@jumei.com.

About Jumei

Jumei (NYSE: JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei’s ecosystem as it seeks to benefit from China’s transition into the new retail era.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Tender Offer or Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing is not available for any reason, or if one or more of the various closing conditions to the Offer or the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement, the Offer and the Merger that will be discussed in the Schedule TO and Schedule 13E-3 to be filed with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com